UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Mark Babbe

Disco (Guernsey) Holdings L.P. Inc.

PO Box 656, East Wing, Trafalgar Court

Les Banques

St Peter Port, Guernsey GY1 3PP

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Disco (Guernsey) Holdings L.P. Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 52,678,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 31,606,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,678,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.6% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 132,892,979 shares of Common Stock of the Issuer issued and outstanding as of February 1, 2023 as reported in the Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

1	Names of Reporting Persons Disco (Guernsey) GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 52,678,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 31,606,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,678,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.6% (1) (see item 5)
14	Type of Reporting Person OO

(1)

Based on 132,892,979 shares of Common Stock of the Issuer issued and outstanding as of February 1, 2023 as reported in the Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

1	Names of Reporting Persons Apax VIII GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 52,678,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 31,606,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,678,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.6% (1) (see item 5)
14	Type of Reporting Person OO

(2)

Based on 132,892,979 shares of Common Stock of the Issuer issued and outstanding as of February 1, 2023 as reported in the Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on November 20, 2020, as amended and supplemented by Amendment No. 2 filed with the SEC on February 12, 2021 (as amended and supplemented by this Amendment, the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock” of Duck Creek Technologies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

This Amendment amends and restates Schedule A of the Schedule 13D in its entirety. The attached revised Schedule A sets forth the name, citizenship, present principal occupation or employment and business address of each director and executive officer of Disco (Guernsey) GP Co. Limited (“Disco GP”) and Apax VIII GP Co. Limited (“Apax VIII”).

Item 4. Purpose of Transaction

This Amendment supplements the disclosure in Item 4 of the Schedule 13D by adding the following:

On January 8, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Disco Parent, LLC (“Parent”), Disco Merger Sub, Inc. (“Merger Sub”), and the Issuer, providing, among other things, for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”).

As described in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding as of immediately prior to the Effective Time (other than shares held by the Issuer, Parent, Merger Sub, or any of their respective wholly-owned subsidiaries and shares owned by stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised their statutory rights of appraisal) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $19.00.

On February 17, 2023, in connection with entry into the Merger Agreement, Disco (Guernsey) Holdings L.P. Inc., (“Disco Holdings”) and Disco GP (collectively, the “Apax Signatories”) entered into a Voting Agreement (the “Voting Agreement”) with Parent, pursuant to which the Apax Signatories have agreed, among other things, to vote the 31,606,952 shares of Common Stock they own, and any additional shares of Common Stock or other voting securities of the Issuer acquired after the date of the Voting Agreement and prior to the termination of the Voting Agreement, in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which to their knowledge would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the transactions contemplated by the Merger Agreement. The Voting Agreement also includes certain restrictions on transfer of shares of Common Stock by the Apax Signatories.

The Voting Agreement will automatically terminate upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger and (iii) any modification, waiver or amendment to any provision of the Merger Agreement that is effected without the Apax Signatories’ prior written consent and that (x) reduces the amount or changes the form or type of consideration payable to the Apax Signatories, reduces, or imposes any non-immaterial conditions, requirements or restrictions on, the Apax Signatories’ right to receive the consideration payable to the Apax Signatories, respectively, or that materially delays the timing of any such payment or (y) otherwise adversely affects the interests of the Apax Signatories in any material respect.

The descriptions of the Merger Agreement and Voting Agreement contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5(a)-(b) and Item 5(c) of the Schedule 13D in their entirety as set forth below:

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Disco Holdings and Accenture plc, a public limited company incorporated under the laws of Ireland (“Accenture”), as parties to a Stockholders Agreement dated August 14, 2020, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 52,678,254 shares of Common Stock, representing 39.6% of the 132,892,979 shares of Common Stock outstanding.

Disco GP, as the general partner of Disco Holdings, and Apax VIII, as the majority shareholder of Disco GP, may be deemed to beneficially own and share the power to dispose of the 31,606,952 shares of Common Stock which represents 23.8% of 132,892,979 shares of Common Stock outstanding and share the power to vote 52,678,254 shares of Common Stock, which represents 39.6% of the 132,892,979 shares of Common Stock outstanding.

Calculations of the percentage of the shares of Common Stock beneficially owned are based on 132,892,979 shares of Common Stock of the Issuer issued and outstanding as of February 1, 2023 as reported in the Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

(c) None of the Reporting Persons nor, to their knowledge any person listed on Schedule A, effected any transaction in the Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented by adding the following:

The response to Item 4 hereof is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Schedule 13D by adding the following:

The following documents are filed as exhibits:

Exhibit No.	Description

11	Agreement and Plan of Merger, dated as of January 8, 2023, by and among Disco Parent LLC, Disco Merger Sub, Inc. and Duck Creek Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 10, 2023)

12	Voting Agreement dated February 17, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023	Disco (Guernsey) Holdings L.P. Inc.

By: Disco (Guernsey) GP Co. Limited, its general partner

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Disco (Guernsey) GP Co. Limited

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Apax VIII GP Co. Limited

/s/ Jeremy Latham
Name: Jeremy Latham
Title: Director

[Signature Page to Schedule 13D/A]

SCHEDULE A

Disco (Guernsey) GP Co. Limited

Name	Business Address	Principal Occupation or Employment	Citizenship

Members of Board of Directors

Mark Babbe	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Director	British

Gordon Purvis	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Director	British

Simon March	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Head of Investor Services	British

A-1

Apax VIII GP Co. Limited

Name	Business Address	Principal Occupation or Employment	Citizenship

Members of Board of Directors

Jeremy Latham	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Executive Director	British

Martin Halusa	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	Austrian

Paul Meader	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Simon Cresswell	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	General Counsel and Director	Australian

Andrew Guille	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

A-2